Phoenix Corporate Office	Dougals N. Currault II
333 North Central Ave.	Assistant General Counsel
Phoenix, Arizona 85004	and Corporate Secretary
Tel (602) 366-8093
Fax (602) 453-2871
Email: Douglas_Currault@fmi.com

July 12, 2010

Via EDGAR and Facsimile Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: Douglas Brown
Re:	Freeport-McMoRan Copper & Gold Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 1-11307-01

Dear Mr. Brown:

On behalf of Freeport-McMoRan Copper & Gold Inc. (FCX or the Company), we are submitting this letter in response to the comments received from the Commission’s staff (the Staff) by facsimile dated June 25, 2010, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2009 (Form 10-K).  We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

General

Comment 1:                       In future filings please ensure that you provide the correct commission filing number on the cover of your filings.  In that regard, we note that you were assigned a file number in connection with the filing of the Form 8-A12B on June 11, 2003, which is different from the number you provide on the cover page of the Form 10-K.

Response 1:                        In future filings, the Company will correct its commission filing number on the cover of its filings to match the commission file number assigned in connection with the filing of the Form 8-A12B on June 11, 2003 (i.e., 001-11307-01).

July 12, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Outlook, page 68

Comment 2:                      With regard to your projections, we refer you to Item 10(b) of Regulation S-K.  For example, you project consolidated operating cash flows for 2010.  However, it is unclear how you derived that result based on only the assumptions you have included, such as sales volume and unit pricing.  With a view to possible disclosure, please explain to us in reasonable detail how you derived consolidated operating cash flows for 2010.  Also, be sure that your disclosure is consistent with Items 10(b)(1); (b)(2); and (b)(3).  We note also the related disclosure at page 97 under “Capital Resources and Liquidity.”  We may have additional comments.

Response 2:                      Item 10(b) of Regulation S-K provides the SEC’s views on important factors to be considered when formulating and disclosing projections, including that management must have a reasonable basis for assessing future performance; consideration must be given to the financial items being projected, the period to be covered and the manner of presentation to be used; and disclosure accompanying the projections, including key assumptions, should facilitate investor understanding of the basis for and limitations of the projections.

The Company’s consolidated results are primarily influenced by changes in sales volumes (which are closely related to mine production volumes), fluctuations in the market prices of copper, gold and molybdenum, and production costs. Changes in sales volumes from year to year generally result from varying ore grades of the minerals we produce, particularly for gold at our Indonesia mining operations, and are also impacted by changes in our mine plans and production rates. Because sales volumes, metal market prices and production costs represent the variables that most significantly impact the Company’s operating results, we provide projections of these on an annual basis. These projections are updated, including an explanation of any significant changes from previously disclosed projections, in the Company’s quarterly reports on Form 10-Q. Because of the volatility in metal prices, we provide sensitivity disclosures related to changes in the metal price assumptions used to develop the Company’s projections of operating cash flows. We also provide sensitivity disclosures associated with our projections of unit net cash costs (net of by-product credits) for our copper mining operations. We believe that the projections included in the Company’s Form 10-K have a reasonable basis, disclose key assumptions and provide investors with key information to enhance their understanding of the Company’s projected results, which is consistent with the SEC’s views discussed in Item 10(b) of Regulation S-K.

Internally we prepare a detailed forecasting model, which generates our projected operating results, including financial statements, and is the basis for the projections disclosed in the Company’s Form 10-K. Because sales volumes, production costs and metal prices represent the factors that most significantly impact our operating results, and in response to your comment, we are providing the following table to demonstrate how our disclosures of these variables and

July 12, 2010

other data encompass the key assumptions underlying the Company’s projected operating cash flows ($ in billions, except per pound/ounce amounts):

Revenues(1):
Copper (3.8 billion pounds @ $3.25 per pound)	$12.4
Gold (1.8 million ounces @ $1,100 per ounce)	2.0
Molybdenum (60 million pounds @ $12 per pound)	0.7
15.1
Cash costs(2) (3.8 billion pounds of copper @ $0.86 per pound)	(3.3)
Less: By-product credits(2)	(2.7)
Working capital uses(3)	(0.4)
Interest (4)	(0.6)
Taxes(5)	(2.6)
Other, net(6)	(0.2)
Operating cash flow projection	$5.3

(1) Projected revenues for 2010 can be calculated using the projected sales volumes and metals price assumptions provided on page 68 of the Company’s Form 10-K.

(2) Projected cash costs for 2010 can be calculated using the sales volume and unit net cash cost projections provided on page 68 of the Company’s Form 10-K. Because the $0.86 per pound unit net cash cost projection is net of by-product credits, the above table also includes an adjustment equal to the projected revenues for gold ($2.0 billion) and molybdenum ($0.7 billion).

(3) Projected working capital requirements can vary as a result of fluctuations in the price of copper and a number of other factors; accordingly, we included disclosure of projected working capital requirements for 2010 on page 68 of our Form 10-K.

(4) Interest is not significantly influenced by changes in sales volumes or fluctuations in metal prices; therefore, unless otherwise disclosed, estimates for interest can be based on the prior year amount. As disclosed on page 99 of the Company’s Form 10-K, during 2009, we repaid $1.0 billion in debt, which was expected to result in annual interest savings of approximately $56 million; accordingly, the 2010 projection for interest was based on 2009 interest expense of $664 million (which is disclosed on page 80 of the Company’s Form 10-K) less the estimated interest savings of $56 million. Additionally, our debt footnote, which begins on page 140 of the Company’s Form 10-K, discloses outstanding debt balances and the related interest rates, which also provides a basis for estimating future interest.

(5) The Company’s estimated annual consolidated effective income tax rate of 37 percent for 2010 is disclosed on page 81 of the Company’s Form 10-K. This projected effective income tax rate, applied to estimated revenues less estimated cash costs, interest and other operating expenses, provides the estimate of future taxes. Refer to footnotes (1), (2) and (4) for discussion of projections for revenues, cash costs and interest, respectively.

July 12, 2010

Other operating expenses include ‘depreciation, depletion and amortization’, ‘selling, general and administrative expenses’ and ‘exploration and research expenses’. Unless otherwise disclosed, projections for other operating expenses,  for purposes of estimated future taxes, can be based on the prior year amounts (i.e., 2009) as reflected in the Consolidated Statement of Operations on page 119 of the Company’s Form 10-K.

(6) Other, net, reflects other factors that are not considered key assumptions in the calculation of projected operating cash flows.

Engineering Comments

General

Comment 3:                      In your Definitive Proxy Statement we note you state you achieved a positive safety performance, in which your total reportable rate was more than 30% below target.  In an appropriate section of your 10-K filing, please include a discussion of your safety performance referencing capital expenditures, safety programs, and statistical measures such as those reported to the MHSA or any other measures that your organization utilizes to monitor performance.

Response 3:                      On an annual basis we prepare (and make available to the public via our website at www.fcx.com/envir/sus_reports) a Working Toward Sustainable Development (WTSD) report, which describes our progress in implementing the International Council on Mining & Metals (ICMM) Sustainable Development Framework across our operations and addresses several topics and important issues, including health and safety performance. As described on page 9 of our 2009 WTSD report, our company-wide safety goals included incurring zero workplace fatalities and meeting a target Total Recordable Incident Rate (TRIR). Our measure of TRIR is calculated consistent with the guidelines provided by the U.S. Mine Safety and Health Administration (MHSA). However, our data differs from MSHA because we include all employees and contractors managed by FCX, whereas MSHA data is limited to U.S. operating mines and their employees. In 2009, the Company’s TRIR was 0.74 per 200,000 man-hours worked, which was more than 30% below our target TRIR of 1.07 per 200,000 man-hours worked.

We plan to respond to this comment in future Form 10-K filings by including disclosure, similar to the following, regarding our safety and health programs:

“The safety and health of all FCX employees are of the highest priority. Management believes that safety and health considerations are integral to, and compatible with, all other functions in the organization and that proper safety and health management will enhance production and reduce costs. Our approach towards the health and safety of our workforce is to continuously improve performance through implementing robust management systems and providing adequate training, safety incentive and occupational health programs.

July 12, 2010

Our objective is zero work place injuries and occupational illnesses. We measure progress toward achieving our objectives against regularly established benchmarks, including measuring company-wide Total Recordable Incident Rates (TRIR). During 2010, our TRIR (including contractors) was x.xx per 200,000 man-hours worked, compared with the U.S. Mine Safety and Health Administration (MSHA) metal mining sector industry average of x.xx per 200,000 man-hours worked. For 2009, our TRIR (including contractors) was 0.74 per 200,000 man-hours worked. We incurred capital expenditures totaling $xx million in 2010 associated with our workplace health and safety programs.”

Comment 4:                      In addition to the above information please provide supplementally, the appropriate safety related information/data from each of your operating facilities which allowed you to generate these world-wide statistics for your company.  This may include your estimates of man-hours, fatalities, lost time, and reportable injuries segregated by the facility type (surface, underground, plant, etc.) for the last three years.  Please provide to us your U.S. and foreign based injury incidence rates as compared to the MSHA industry average for the last three years.

Response 4:                      In response to your comment we have attached Exhibit 1, which provides our safety statistics by operating mine and at our copper smelter and refinery located in Spain, including man-hours worked, fatalities, lost time and other recordable injuries for the years 2007, 2008 and 2009. We consider the sites listed in Exhibit 1 to be our principal operating sites and their safety data is regularly reviewed by management. Our measures of TRIR, which are presented in Exhibit 1 and below, are calculated consistent with the guidelines provided by MSHA. However, our data differs from MSHA because we include all employees and contractors managed by FCX, whereas MSHA data is limited to U.S. operating mines and their employees.

In addition to the safety statistics provided in Exhibit 1, the following provides our U.S. and foreign-based injury incidence rates (measured as TRIR), compared to the MSHA metal mining sector industry average for the years 2007, 2008 and 2009.

	2009	2008	2007(1)
FCX U.S. TRIR(2)	1.68	2.89	2.80
FCX Foreign TRIR(2),(3)	0.55	0.67	0.70
Consolidated FCX TRIR(2)	0.74	1.25	1.30

MSHA Metal Mining Sector Industry Average	2.59	3.14	3.30

(1) For comparative purposes, data for the year ended December 31, 2007, combines our historical data with Phelps Dodge pre-acquisition data; however, as the pre-acquisition data represents results under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management.

July 12, 2010

(2) Along with the operations provided in Exhibit 1, the above measures of TRIR include other ancillary and support operations (e.g., our rod and refinery operations, conversion facilities and corporate offices).

(3) Includes all foreign operations, which are primarily located in Indonesia, South America, Africa and Spain.

___________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (602) 366 - 8093.

Sincerely,

/s/ Douglas N. Currault II
Douglas N. Currault II
Assistant General Counsel and
Corporate Secretary

cc:           Richard C. Adkerson
Kathleen L. Quirk
C. Donald Whitmire, Jr.

Exhibit 1

 The following table provides Freeport-McMoRan Copper & Gold Inc.’s (FCX) Total Recordable Injury Rate (TRIR) by operating mine and at Atlantic Copper for 2007, 2008 and 2009, including detail of man-hours worked, fatalities, lost-time and other recordable injuries. Our measure of TRIR is calculated consistent with the guidelines provided by the U.S. Mine Safety and Health Administration (MSHA). However, our data differs from MSHA because we include all employees and contractors managed by FCX, whereas MSHA data is limited to U.S. operating mines and their employees.

	Man-Hours Worked									Other Recordable
	(in thousands)			Fatalities			Lost-time Injuries			Injuries(1)			TRIR(2)
	2009	2008	2007(3)	2009	2008	2007(3)	2009	2008	2007(3)	2009	2008	2007(3)	2009	2008	2007(3)
North America Copper Mines:
Morenci	4,664	10,782	10,741	-	1	-	23	79	50	21	126	143	1.89	3.82	3.59
Sierrita	2,209	3,030	2,754	-	-	-	20	24	13	18	31	20	3.44	3.63	2.40
Bagdad	1,990	3,541	2,431	-	-	-	1	16	22	7	23	25	0.80	2.20	3.87
Safford	1,207	2,138	3,581	-	-	1	-	7	3	13	17	21	2.15	2.25	1.40
Miami	256	734	449	-	-	-	-	-	1	-	5	1	-	1.36	0.89
Tyrone	938	1,532	1,152	-	-	-	7	17	22	3	4	2	2.13	2.74	4.17
South America Copper Mines:
Cerro Verde	9,008	10,751	6,984	-	1	1	23	31	62	-	10	3	0.51	0.78	1.89
El Abra	4,843	6,141	5,497	-	-	-	9	20	19	10	10	5	0.78	0.98	0.87
Candelaria	4,374	6,314	5,359	-	-	-	12	30	20	6	3	11	0.82	1.05	1.16
Ojos del Salado	2,997	3,639	3,227	-	-	1	14	30	26	4	1	7	1.20	1.70	2.11
Indonesia:
Grasberg	55,212	57,311	55,844	2	3	3	19	21	24	76	83	77	0.35	0.37	0.37
Africa:
Tenke Fungurume	18,929	16,802	4,909	-	-	-	7	7	2	65	68	-	0.76	0.89	0.08
Molybdenum:
Henderson	1,150	1,769	1,558	-	-	-	10	10	15	5	20	15	2.61	3.39	3.85
Atlantic Copper	1,797	1,738	1,599	-	-	-	15	13	15	3	12	13	2.00	2.88	3.50
Consolidated FCX(4)	118,275	139,953	117,500	3	5	6	183	384	353	255	488	406	0.74	1.25	1.30

(1) Other recordable injuries include restricted duty incidents and medical treatment.

(2) Per 200,000 man-hours worked.

(3) For comparative purposes, data for the year ended December 31, 2007, combines our historical data with Phelps Dodge pre-acquisition data. However, as the pre-acquisition data represents results under Phelps Dodge management, such combined data is not necessarily indicative of what past results would have been under FCX management.

(4) Consolidated FCX includes the above operating mines and Atlantic Copper as well as other ancillary and support operations (e.g., FCX’s rod and refinery operations, conversion facilities and corporate offices).